AFBA 5STAR FUND, INC.

                               MULTIPLE CLASS PLAN


I. INTRODUCTION

                  This Multiple Class Plan (the "Plan") has been adopted by the Board of Directors of AFBA 5Star Fund, Inc. (the "Company"), including a majority of the Directors who are not interested persons of the Company (the "non-interested Directors"), pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Act"), with respect to each series of the Company listed on Schedule A attached hereto (each a "Fund" and together the "Funds").

                  This Plan relates to the five classes of shares of each Fund and, in accordance with Rule 18f-3 under the Act, sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges. The Company's Board of Directors, including a majority of the non-interested Directors, has determined that this Plan, including the allocation of expenses, is in the best interests of the Company as a whole, each Fund and each class of shares offered by a Fund.


II. ELEMENTS OF THE PLAN

CLASS DESIGNATION: Each Fund's shares are divided into Institutional Class Shares, Class A Shares, Class B Shares, Class C Shares and Class R Shares.

DIFFERENCES IN AVAILABILITY: Class A, Class B and Class C shares are available to all investors and will be sold by PFPC Distributors, Inc. (the "Distributor") and by banks, securities brokers or dealers and other financial institutions that have entered into a selling agreement with the Distributor. Institutional Class shares will be available only to existing Institutional Class shareholders and to certain other eligible investors as disclosed in the Funds' prospectuses. Class R shares shall be available to 401(k) plans and may also be offered to 457 plans, employer sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans.

DIFFERENCES IN DISTRIBUTION ARRANGEMENTS: There is no Distribution Plan adopted for the Class A Shares of each Fund. Class A Shares carry a maximum front-end sales charge of 3.75% of the offering price for the AFBA 5Star High Yield Fund and 5.50% of the offering price for all other Funds (subject to scheduled reductions for certain large investment amounts or waivers for certain types of investments-all as described in the Funds' prospectus).

Class A Shares are not subject to a contingent deferred sales charge (CDSC), except in limited circumstances where the normal front-end sales charge has been waived and the investor redeems within the first year of purchase.

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Class B Shares are subject to a CDSC with the following CDSC schedule: 4.75%
during the first year; 4.25% during the second year; 3.25% during the third year; 2.25% during the fourth year and fifth year; 1.25% during the sixth year; and 0.50% during the seventh year. Class B shares automatically convert into Class A shares at the end of the seventh year after purchase and thereafter will not be subject to a CDSC.

The CDSC is waived in certain circumstances as described in the Funds' prospectus.

Class C Shares redeemed within 12 months of purchase are subject to a CDSC of 1.00%. There is no CDSC for redemptions of Class R Shares.

The Distribution Plans adopted by the Board for the Class B Shares and Class C Shares of each Fund pursuant to Rule 12b-1 under the Act provide for the payment of an asset-based fee from the assets of such classes of 0.75% per annum of the average daily net assets of each class, to the Distributor or others, in order to compensate such parties for distribution services. The Company's investment manager, AFBA 5Star Investment Management Company ("AFBA IMCO") is authorized to direct and control the disposition of such fees.

The Distribution Plan adopted by the Board for the Class R Shares of each Fund provides for the payment of an asset-based fee from the assets of such classes of 0.35% per annum of the average daily net assets of each class.

DIFFERENCES IN SHAREHOLDER SERVICES: Each of the Class A, Class B, Class C and Class R Shares are subject to a Shareholder Service Plan adopted pursuant to Rule 12b-1 under the Act that provides for the payment of an asset-based shareholder service fee from the assets of such classes of 0.25% per annum of the average daily net assets of the Class A, Class B and Class C Shares and of 0.15% per annum of the average daily net assets of the Class R Shares to the Distributor or others, in order to compensate such parties for the provision of services and the maintenance of shareholder accounts. There is no Shareholder Servicing Plan adopted for the Institutional Class of any Fund.

EXPENSE ALLOCATION: All expenses of each Fund shall be allocated between each Class' shares in accordance with Rule 18f-3 under the Act and the following types of expenses specific to each class shall be allocated to such class:

                  (i)      transfer agency and other recordkeeping costs;
                  (ii) Securities and Exchange Commission ("SEC") and blue sky registration or qualification fees;
                  (iii) printing and postage expenses related to printing and distributing class specific materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class of shares;
                  (iv) audit or accounting fees or expenses relating solely to such class;


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                  (v)      the expenses of administrative personnel and services
                           as required to support the shareholders of such class;
                  (vi) litigation or other legal expenses relating solely to such class of shares;
                  (vii) Directors' fees and expenses incurred as a result of issues relating solely to such class of shares; and
                  (viii) other expenses subsequently identified and determined to be properly allocated to such class of shares.

CONVERSION FEATURES. Class B Shares convert to Class A Shares automatically at the end of the seventh year (84th month) after purchase. Institutional Class Shares, Class C Shares and Class R Shares have no conversion feature.

EXCHANGE PRIVILEGES. Institutional Class shares of each Fund shall be exchangeable only for Institutional Class shares of each other Fund. Class A, B, C and R Shares of each Fund shall be exchangeable only for like Class shares of each other Fund. Each exchange shall be made based upon the relative net asset values of the classes as set forth in the prospectuses of the Funds.

VOTING AND OTHER RIGHTS. All Class shares shall each have (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all respects, the same rights and obligation as the other class.



Dated: March 26, 2001
As amended on October 28, 2003

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                                   SCHEDULE A
                            AFBA 5Star Balanced Fund
                           AFBA 5Star High Yield Fund
                            AFBA 5Star Large Cap Fund
                             AFBA 5Star Mid Cap Fund
                      AFBA 5Star Science & Technology Fund
                            AFBA 5Star Small Cap Fund
                           AFBA 5Star USA Global Fund


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